For Immediate Release

Bright Minds Biosciences Announces BMB‑201 Outperforms Sumatriptan in Validated Preclinical Vascular Headache Model

New York, New York — September 4, 2025 — Bright Minds Biosciences Inc. (NASDAQ: DRUG) today announced compelling preclinical results for its investigational compound BMB‑201, in a validated isosorbide dinitrate (ISDN) rat model of vascular headache. BMB-201 produced statistically significant reductions in facial mechanical allodynia across both male and female cohorts at 1 and 2 hours post-dose, compared to vehicle, and demonstrated greater effect sizes than sumatriptan at multiple timepoints.

Key Results
• Robust efficacy versus vehicle at 1 and 2 hours in both sexes (periorbital von Frey thresholds).
• Benchmark comparison: BMB‑201 showed greater effect sizes than sumatriptan at multiple timepoints and doses (e.g., males: BMB‑201 86% vs. sumatriptan 81% at 1h; 53–64% vs. 44% at 2h; females: BMB‑201 76–100% at 1h vs. sumatriptan 56%; 80% at 2h vs. 63%). These effect sizes reflect statistically significant improvements versus vehicle (p<0.05, Dunnett’s test).
• Consistent activity across sexes and aligned with a nitric‑oxide trigger paradigm.

Management Commentary

“BMB‑201 delivered strong and reproducible activity in a stringent vascular headache model, with efficacy signals that exceeded sumatriptan at multiple timepoints. This further validates the use of 5-HT2 agonists in pain management,” said Jan Torleif Pedersen, Chief Science Officer of Bright Minds Biosciences.

“These data, together with previously reported efficacy data from a broad range of pain models support advancing BMB‑201 toward clinical development in headache and migraine‑related conditions,” said Ian McDonald, Chief Executive Officer of Bright Minds Biosciences.

About BMB-201

BMB-201, a selective 5-HT2A/2C receptor agonist, was designed to harness the analgesic potential of serotonin modulation without the hallucinogenic effects commonly associated with 5-HT2A activation. As a prodrug of BMB-A39a, it exhibits minimal activity at the 5-HT2B receptor, ensuring a reduced risk of side effects.

About the NIH HEAL Initiative

The National Institutes of Health (NIH) Helping to End Addiction Long-term Initiative, or NIH HEAL Initiative, is an NIH-wide effort to speed scientific solutions to the overdose epidemic, including opioid and stimulant use disorders, and the crisis of pain. Launched in April 2018, the initiative is focused on improving prevention and treatment strategies for opioid misuse and addiction and enhancing pain management. For more information, visit: https://heal.nih.gov.

About the HEAL Preclinical Screening Platform for Pain Program

The PSPP program, part of the NIH HEAL Initiative, evaluates non-opioid assets in a battery of established preclinical pain models. The PSPP program accepts small molecules, biologics, devices, or natural products for evaluation, from researchers in academia and industry worldwide. For more information, visit: https://www.ninds.nih.gov/current-research/trans-agency-activities/ninds-role-heal-initiative/preclinical-screening-platform-pain-pspp.

About Bright Minds Biosciences

Bright Minds Biosciences is a biotechnology company developing innovative treatments for patients with neurological and psychiatric disorders. Our pipeline includes novel compounds targeting key receptors in the brain to address conditions with high unmet medical need, including epilepsy, depression, and other CNS disorders. Bright Minds is focused on delivering breakthrough therapies that can transform patients’ lives. Bright Minds Biosciences has developed a unique platform of highly selective serotonergic agonists exhibiting selectivity at different serotonergic receptors. This has provided a rich portfolio of NCE programs within neurology and psychiatry.

Forward-Looking Statements
This news release contains “forward-looking information”. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “believes” or variations (including negative variations) of such words and phrases, or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking statements in this news release include design, progress, and completion of studies, future clinical development of BMB-201, and its potential therapeutic benefit for migraine and other disorders. A variety of factors, including known and unknown risks, many of which are beyond our control, could cause actual results to differ materially from the forward-looking information in this news release. These factors include the company’s financial position and operational runway, regulatory risk to operating in the pharmaceutical industry, and inaccuracies related to the assumption made by management relating to general availability of resources required to operate the studies noted in this news release. Additional risk factors can also be found in the

Company’s public filings under the Company’s SEDAR+ profile at www.sedarplus.ca. Forward-looking statements contained herein are made as of the date of this news release and the Company disclaims any obligation to update any forward-looking statements, whether as a result of new information, future events or results or otherwise. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. The Company undertakes no obligation to update forward-looking statements if circumstances, management’s estimates or opinions should change, except as required by securities legislation. Accordingly, the reader is cautioned not to place undue reliance on forward-looking statements.

The Canadian Securities Exchange has neither approved nor disapproved the information contained herein and does not accept responsibility for the adequacy or accuracy of this news release.

Contact Information

Investor Relations

Lisa M. Wilson

T: 212-452-2793

E: lwilson@insitecony.com

Alex Vasilkevich

Chief Operating Officer

Bright Minds Biosciences Inc.

T: 414-731-6422

E:alex@brightmindsbio.com